UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. __)*

BANKFINANCIAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

06643P104
(CUSIP Number)

December 31, 2021
(Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☒     Rule 13d-1 (b)

☐     Rule 13d-1 (c)

☐     Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  06643P104

1.	Names of Reporting Persons:
BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN

2.	Check the Appropriate Box if a Member of a Group: N/A
a.	☐
b.	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization:	Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
5.	Sole Voting Power	0
6.	Shared Voting Power	856,733
7.	Sole Dispositive Power	0
8.	Shared Dispositive Power	856,733

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	856,733

10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 6.48% (based on 13,228,485 shares of common stock outstanding on December 31, 2021)

12.	Type of Reporting Person
	EP

CUSIP No.  06643P104

Item 1(a)	Name of Issuer:	BankFinancial Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:	60 N Frontage Road
		Burr Ridge, IL 60527-6928

Item 2(a)	Name, Principal Business Office and Citizenship of Person Filing	BANKFINANCIAL AND SUBSIDIARIES ASSOC. INVESTMENT PLAN

Item 2(b)	Address of Issuer’s Principal Executive Offices:	60 N Frontage Road
		Burr Ridge, IL 60527-6928

Item 2(c)	Citizenship	Illinois

Item 2(d)	Title of Class of Securities:	Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number:	06643P104

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
		(f) ☒ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F)

Item 4	Ownership
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a) Amount Beneficially Owned:	856,733
	(b) Percent of Class:	6.48%
	(c) Number of shares as to which the person has:
	(i) sole power to vote or to direct the vote:	0
	(ii) shared power to vote or to direct the vote:	856,733
	(iii) sole power to dispose or to direct the disposition of:	0
	(iv) shared power to dispose or to direct the disposition of:	856,733

The Reporting Person is the BankFinancial and Subsidiaries Assoc. Investment Plan (“Plan”). All of the shares reported in this filing are shares which are held in the name of the trustee of the Plan, Voya Institutional Trust Company (“Trustee”). Under the terms of the Plan, the Trustee votes shares which have been allocated to Plan participants in accordance with the participants’ instructions. Allocated shares for which no voting instructions have been received are voted by the Trustee in the same proportion as the shares for which votes were received. Determinations regarding the disposition of the shares are made by the Plan participants and by BankFinancial N.A., the Plan administrator, which is not affiliated with the Trustee. The filing of this Schedule 13G shall not be construed as an admission that the Trustee is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

CUSIP No.  06643P104

Item 5. Ownership of Five Percent or Less of Class:

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8. Identification and Classification of Members of the Group:

Not Applicable

Item 9. Notice of Dissolution of Group:

Not Applicable

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of having or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than the activities solely in connection with a nomination under § 240.14a-11.

CUSIP No.  06643P104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 4, 2022

By: BankFinancial N.A., as administrator of the BankFinancial and Subsidiaries Assoc. Investment Plan

By:	s/s Patricia Smith Lawler
Name:	Patricia Smith Lawler
Title:	Executive Vice President - Human Resources